INTERNAL REVENUE SERVICE                        Department of the Treasury

Index Number:  61.00-00; 61.03-00;              Washington, DC 20224
61.43-00; 451.01-00

John F. Stephens                                Person to Contact:
Assistant Secretary                             Thomas Preston (ID NO 50-05811)
TXU US Holdings Company                         Telephone Number:
Energy Plaza, 1601 Bryan, 46th Floor            (202) 622-3940
Dallas TX 75201                                 Refer Reply To:
                                                CC:FI&P:2-PLR-107643-02
                                                Date:
                                                May 21, 2002



Legend:

        Parent             =        TXU Corporation
                                    EIN:  75-2669310
        Company            =        TXU Electric Company
                                    EIN:  75-1837355
        Subsidiary         =        Oncor Electric Delivery Company
                                    EIN:  75-2967830
        Issuer             =        TXU Transition Bond Company LLC
                                    EIN:  75-2851358
        Date A             =        February 18, 2000
        Date B             =        January 1, 2002
        State A            =        Texas
        State B            =        Delaware
        Statute            =        Senate Bill 7 of the 76th Texas Legislature
        Notes              =        Transition Bonds
        a                  =        1.30 billion
        b                  =        0.5
        c                  =        15
        d                  =        5

Dear Mr. Stephens:

         On Date A, this office issued a private letter ruling (PLR # 200020045) ("Initial Ruling") concluding that the issuance of a financing order by the State A public utility commission (PUC) authorizing the collection of special charges to recover the utilities' regulatory assets and certain stranded costs, and the transfer to the Company of proceeds from the issuance of Notes did not result in gross income to Company, and that the Notes issued to investors by a special purpose entity (Issuer) would be obligations of the Company.

                                       2
PLR-107643-02


         In a letter dated January 31, 2002, you requested a supplemental ruling because the structure of the proposed transaction changed as a result of the restructuring of the Company. Except as described below, all facts and representations cited in the Initial Ruling are incorporated for purposes of this letter. Any terms defined or legended in the Initial Ruling have the same meaning in this letter.

         State A recently introduced competition into its electric industry. As a result, beginning on Date B, Company's customers were allowed to contract directly with alternative suppliers of electricity, and Company began competing with other parties to sell electricity. To implement deregulation, State A enacted Statute, which requires utilities to divide their business activities into a power generation company, a retail electric provider, and a transmission and distribution utility. In order to comply with Statute, Company formed and contributed all of its transmission and distribution assets to Subsidiary, a newly formed, wholly owned subsidiary of Company. Subsidiary, which like Company is regulated by State A's PUC, also assumed all of the liabilities related to the transmission and distribution assets contributed by Company.

         Subsequent to the issuance of the Initial Ruling, Company and Subsidiary reached a settlement with PUC staff and several other interested parties whereby Company expects to be issued a financing order authorizing the recovery of regulatory assets, certain other qualified costs, and other expenses relating to the issuance and sale of the Notes, in the aggregate amount of $a, an amount that is less than the amount referenced in the Initial Ruling.

         The restructuring undertaken after the issuance of the Initial Ruling to comply with the Statute's requirement that Company separate its business activities into three components, as well as the settlement reached for the issuance of a financing order allowing the Company to securitize an amount of costs different from the amount in the Initial Ruling, do not adversely affect the analysis in the Initial Ruling. Accordingly, the conclusions reached in the Initial Ruling issued on Date A that (1) the issuance of the financing order and the transfer of rights under the financing order to the Issuer will not result in gross income to Company; (2) the issuance of the Notes and the transfer of the proceeds to Company will not result in gross income to Company; and (3) the Notes will be obligations of the Company, are not affected.

         Except as expressly provided herein, no opinion is expressed or implied concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter.

         In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative. A copy of this letter must be attached to any income tax return to which it is relevant.

                                       3
PLR-107643-02


         This ruling is directed only to the taxpayer(s) requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

                                             Sincerely,

                                             /s/ William E. Coppersmith


                                             William E. Coppersmith
                                             Chief, Branch 2
                                             Office of Associate Chief Counsel
                                             (Financial Institutions & Products)